Exhibit 4(c)(5)

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Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

[iSHARES MSCI EAFE ETF

1-YEAR

–10% FLOOR WITH CAP

INDEXED STRATEGY]

Crediting Strategy Endorsement

Index Gain Subject to a Cap for Each Term

Index Loss Subject to a –10% Floor for Each Term

Term

Each Term for this Strategy is one year long.

Gain or Loss

Each day, the value of the Strategy includes the Gain or Loss for the Term.

Gain or Loss is calculated on the remaining investment base for the current Term. For this purpose, the investment base starts with the amount applied to that Strategy at the start of the current Term. It is then reduced to pay for each withdrawal or charge that is taken from the Strategy during the current Term.

Gain or Loss at the End of a Term

After the final Market Close of a Term, any Gain or Loss is determined based on the increase or decrease in the price of the iSHARES MSCI EAFE ETF since the start of the Term. This increase or decrease is expressed as a percentage of the price at the start of the Term. It is measured from the price at the last Market Close on or before the first day of the Term to the price at the final Market Close of the Term. The price is the price for the last reported sale on the New York Stock Exchange Arca before the close of the core trading session on that day.

Any Gain for the Term is subject to the Cap. Any Loss for the Term is subject to the Floor.

Gain or Loss before the End of a Term

Before the final Market Close of a Term, the Gain or Loss for the Term is a percentage equal to:

1)	the net option value for the Strategy as of the most recent Market Close of the Term; minus

2)	the amortized option cost as of the most recent Market Close of the Term; and minus

3)	Trading Cost.

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The net option value as of a Market Close is a percentage equal to:

1)	the value of the ATM Call Option at the Market Close; minus

2)	the value of the OTM Call Option at the Market Close; minus

3)	the value of the ATM Put Option at the Market Close; and plus

4)	the value of the OTM Put Option at the Market Close.

The amortized option cost is a percentage equal to:

1)	the net option value for the Strategy at the beginning of the Term; multiplied by

2)	the number of days remaining until the final Market Close of the Term divided by 365.

ATM Call Option

The ATM Call Option is a hypothetical call option that will pay the holder an amount equal to the percentage increase, if any, in the iSHARES MSCI EAFE ETF price from the last Market Close on or before the start of the Term to the final Market Close of the Term.

OTM Call Option

The OTM Call Option is a hypothetical call option that will pay the holder an amount equal to the percentage increase, if any, in the iSHARES MSCI EAFE ETF price from the last Market Close on or before the start of the Term to the final Market Close of the Term, but only to the extent it exceeds the Cap for the Term.

ATM Put Option

The ATM Put Option is a hypothetical put option that will pay the holder an amount equal to the percentage decrease, if any, in the iSHARES MSCI EAFE ETF price from the last Market Close on or before the start of the Term to the final Market Close of the Term.

OTM Put Option

The OTM Put Option is a hypothetical put option that will pay the holder an amount equal to the percentage decrease, if any, in the iSHARES MSCI EAFE ETF price from the last Market Close on or before the start of the Term to the final Market Close of the Term, but only to the extent the percentage decrease exceeds the Floor for the Term.

Option Values

The ATM Call Option, OTM Call Option, and OTM Put Option are valued by us using a market standard model for valuing an option. Each value is stated as a percentage of the option value at the last Market Close on or before the first day of the Term.

Cap

The Cap is the largest increase in the iSHARES MSCI EAFE ETF price for a Term taken into account to determine the Gain for the Term. We will set the Cap for each initial or renewal Term of this Strategy before the first day of that Term. For a given Term, we may set a different Cap for amounts attributable to Purchase Payments received on different dates. The Cap for each Term of this Strategy shall never be less than 1%.

Floor

The Floor is the largest decrease in the iSHARES MSCI EAFE ETF price for a Term taken into account to determine the Loss for the Term. The Floor for each Term of this Strategy is a 10% loss.

Trading Cost

Trading Cost is the estimated cost of selling the hypothetical option before the end of a Term. It is a percentage set by us from time to time to reflect the average difference between the Option Values and market bid prices.

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Market Close

A Market Close for this Strategy is the close of the core trading session of the New York Stock Exchange Arca on each day that is a Market Day.

Index Information

iShares MSCI EAFE ETF (EFA on the New York Stock Exchange Arca) is an exchange traded fund that seeks to track the investment performance of an index composed of large- and mid-capitalization developed market equities in Europe, Australia, and the Far East.

[The iShares MSCI EAFE ETF is distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered and unregistered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”), and these trademarks have been licensed for certain purposes by MassMutual Ascend Life Insurance Company. MassMutual Ascend Life Insurance Company annuity products are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of an annuity from MassMutual Ascend Life Insurance Company do not acquire any interest in the iShares MSCI EAFE ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranty, express or implied, to the owners of any MassMutual Ascend Life Insurance Company annuity product or any member of the public regarding the advisability of purchasing an annuity, nor does it have any liability for any errors, omissions, interruptions or use of the iShares MSCI EAFE ETF or any data related thereto.]

GAIN OR LOSS UNDER THIS CREDITING STRATEGY IS DETERMINED IN PART BASED ON THE iSHARES MSCI EAFE ETF. HOWEVER, THIS CONTRACT DOES NOT DIRECTLY PARTICIPATE IN ANY EQUITY INVESTMENTS.

This is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the Contract Effective Date.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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